UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Shinhan Financial Group ———————————————————————————————————
(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FINAL TERMS AND CONDITIONS OF USD 350 MILLION SUBORDINATED NOTES ISSUED BY
SHINHAN BANK

On July 6, 2005, we reported that Shinhan Bank, one of our major banking subsidiaries, decided to issue Subordinated Notes (the “Notes”) in the principal amount of USD 350,000,000. The following is the final terms and conditions of the Notes issuance.

1. Issuer         : Shinhan Bank
2. Notes to be Offered : Subordinated Notes due 2015 in an aggregate principal amount of US$350 million
3. The Offering: : The Notes will be offered outside the United States in reliance on Regulation S under the U.S. Securities
                          Act of 1933, as amended.
4. Settlement Date : July 15, 2005
5. Maturity         : 10 years
6. Call Option         : Upon exercise, the Notes will be redeemed at par
                           beginning on July 15, 2010
7. Coupon to call date : 5.125%, payable semiannually
8. Coupon after call date : then current 5 year UST plus 198 bps, payable semiannually
9. Issue Price         : 99.80%
10. Listing          : Singapore Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group

Date: July 11, 2005	By:	/s/ Byung Jae Cho
	Name:	Byung Jae Cho
	Title:	Chief Executive Officer